Exhibit 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (415) 433-3777 e-mail: tdien@lhai.com

Global Sources Appoints Eddie Heng as Interim CFO

HONG KONG, May 19, 2010 – Global Sources (NASDAQ: GSOL) announced David Gillan will resign as CFO and Director Eddie Heng will return to the company to serve as Interim CFO, effective June 1, 2010.

Global Sources' chairman and CEO, Merle A. Hinrichs, said: “David plans to pursue personal business opportunities, and we wish him the very best.  I am pleased Eddie Heng will return as Interim CFO.  Eddie was our CFO for 15 years until his retirement in June 2009 and has served as a director since 2000. He is intimately familiar with the company, and I am confident he will ensure continuity and a smooth transition through to the appointment of a new CFO.”

Mr. Heng joined the company in August 1993 as deputy to the vice president of finance and was the Chief Financial Officer, previously entitled vice president of finance, from 1994 until June 2009. He has been a Director of Global Sources since April 2000. Mr. Heng received an MBA from Shiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Mr. Heng is currently a director and audit committee chairman of Prison Fellowship Singapore, a Christian non-profit organization that provides counselling and skills training to prisoners and financial support to their families. Prior to joining Global Sources, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors.

Global Sources’ management and board have begun the search process and are considering both external and internal candidates. Mr. Gillan will continue providing support to the company and the transition process until July 31, 2010.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 888,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.5 million products and more than 256,000 suppliers annually through 14 online marketplaces, 13 monthly print and 15 digital magazines, over 80 sourcing research reports and 21 specialized trade shows which run 55 times a year across 9 cities.

Suppliers receive more than 136 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for nearly 40 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,500 team members in more than 40 locations, and a community of over 1 million registered online users and magazine readers for its Chinese-language media.